Exhibit 99
T. ROWE PRICE GROUP REPORTS SECOND QUARTER 2009 RESULTS
Assets Under Management up 17.4% During Quarter to $315.6 Billion
BALTIMORE (July 24, 2009) — T. Rowe Price Group, Inc. (NASDAQ-GS: TROW) today reported its second quarter 2009 results, including net revenues of $442.2 million, net income of $100.0 million, and diluted earnings per share on common stock of $.38. Net revenues in the second quarter of 2008 were $586.5 million when net income was $162.2 million and diluted earnings per share was $.59. The previously reported 2008 second quarter diluted earnings per share on common stock of $.60 was adjusted to reflect the retrospective application of new financial reporting guidance.
Investment advisory revenues were down 27%, or $135 million, from the comparable 2008 quarter. Assets under management increased from $268.8 billion at March 31, 2009, to $315.6 billion at June 30, including $189.0 billion in the T. Rowe Price mutual funds distributed in the United States and $126.6 billion in other managed investment portfolios. Net cash inflows in the second quarter of 2009 totaled $3.5 billion. Higher market valuations and income added $43.3 billion to assets under management in the 2009 quarter.
Results for the first half of 2009 include net revenues of $826.7 million, net income of $148.2 million, and diluted earnings per share of common stock of $.57, down just over 50% from $1.15 per share in the first half of 2008. Assets under management are up $39.3 billion, or 14% from the beginning of 2009. Net cash inflows from investors totaled $8.0 billion, and net market appreciation and income added $31.3 billion, during the year-to-date period.
Financial Highlights
Relative to the second quarter of 2008, investment advisory revenues earned from the T. Rowe Price mutual funds distributed in the United States decreased 29%, or $100.7 million, to $248.8 million. Average mutual fund assets in the second quarter of 2009 were $179.6 billion, a decrease of 26% from the average for the comparable 2008 quarter. Mutual fund assets at

June 30, 2009 were $189.0 billion, up $30.2 billion from the end of March 2009, and $9.4 billion higher than the second quarter 2009 average.
Net inflows to the mutual funds were $4.1 billion during the second quarter of 2009. U.S. stock and blended asset funds had net inflows of $1.9 billion, the bond and money market funds added $1.3 billion, and the international and global stock funds added $.9 billion. The New Asia and New Income funds together attracted net inflows of $.9 billion. Higher market valuations and income increased mutual fund assets under management by $26.1 billion during the 2009 quarter.
Investment advisory revenues earned from other managed investment portfolios, consisting of institutional separate accounts, sub-advised funds, sponsored investment funds which are offered to investors outside the U.S., and variable insurance portfolios, were $111.5 million in the 2009 quarter, a decrease of more than $34 million from the comparable 2008 quarter. Higher market valuations and income increased the assets under management in these portfolios by $17.2 billion during the second quarter of 2009, offset by modest net outflows of $.6 billion. Investors outside the United States account for 10% of the firm’s assets under management.
The target-date retirement investment portfolios continue to be a significant source of assets under management. During the 2009 quarter, net inflows of $1.8 billion originated in these portfolios. Assets in the target-date retirement portfolios were $33.1 billion at June 30, 2009, accounting for 10% of the firm’s assets under management and 17% of its mutual fund assets.
Operating expenses were $288.3 million in the second quarter of 2009, down $39.6 million from the 2008 quarter. Compensation and related costs decreased $18.3 million, or more than 8%, from the comparable 2008 quarter, primarily due to a reduction in the interim accrual for the expected annual bonus compensation program. At June 30, 2009, the firm employed 4,875 associates, down 9.5% from the end of 2008 due to year-to-date attrition, retirements and the workforce reduction in April 2009.
Advertising and promotion expenditures were down 32%, or $6.5 million, compared to the second quarter of 2008. The firm has reduced advertising and promotion expense in response to the change of investor sentiment in this uncertain and volatile market environment. Advertising and promotion spending for the third quarter is expected to be comparable to the third quarter of 2008, and full year 2009 spending is expected to be about 25% lower than in 2008.
Other operating expenses decreased $15.3 million, or 31% from the comparable 2008 quarter. The firm’s cost control efforts have resulted in expense reductions across the board, including in professional fees, travel and related costs, and other third party services.
Overall, net operating income for the second quarter of 2009 decreased $104.7 million, or 40.5%, to $153.9 million from the comparable 2008 quarter. Net operating income in the second quarter of 2009 includes a net cost of $3 million for the workforce reduction in April 2009. However, the firm expects to realize a net savings of approximately $17 million over the subsequent four quarters from the workforce reduction, and roughly $6 million in annualized expenses will be saved for the firm’s sponsored mutual funds from these actions.
In the second quarter of 2009, the firm recognized $2.3 million of capital gains on the disposition of certain corporate mutual fund holdings and $.5 million of other than temporary impairments. Unrealized losses of $.7 million remain in the firm’s mutual fund investment portfolio at
June 30, 2009.
The second quarter 2009 provision for income taxes as a percentage of pretax income is 38.2%, up slightly from the prior estimate for the full year 2009 of 38.0%. The new estimate of the effective tax rate for the full year 2009 is 37.9%.
Management Commentary
James A.C. Kennedy, the company’s Chief Executive Officer and President, commented: “The firm’s investment advisory results relative to our peers remain strong, with at least 84% of the T. Rowe Price funds across their share classes surpassing their comparable Lipper averages on a total return basis for the one-, three- and five-year periods ended June 30, 2009, and 78% outperforming for the 10-year period. In addition, T. Rowe Price stock, bond and blended asset funds that ended the quarter with an overall rating of four or five stars from Morningstar account for more than 67% of our rated funds’ assets under management.

“Our second quarter results were achieved during an improving investment environment, with the market rally which began in early March signaling that we may have passed the bottom in the markets. Nevertheless, the severe downturn in global financial markets since mid-2008 has had a dramatic effect on our comparative financial results. Although we have not experienced a fundamental change in our business model like many other financial services companies, the global market declines have significantly reduced our assets under management, related advisory revenues, the value of our corporate mutual fund investments, and our net income.
“We remain debt-free with substantial liquidity, including cash and mutual fund investment holdings of $1.2 billion that affords us the opportunity to invest for the future. We have expended $55 million so far this year to repurchase 2.0 million of our common shares. Based on current strategic projects and plans, the firm’s property and equipment additions for all of 2009 are estimated to be $170 million, including $65 million already invested this year. These cash expenditures have been funded from our available liquid resources.”
Market Commentary
“As worldwide government efforts to mitigate the fallout from the financial crisis begin to take hold, credit markets continue to revive, and the economy slowly begins to stabilize and recover, we are cautiously optimistic that the worst of the global economic and market downturn is behind us,” Mr. Kennedy said. “Our optimism, however, is tempered given that economic recovery will likely be uneven and varying in degree across the globe. The second half of 2009 will likely continue to be challenging for both consumers and companies around the world; nevertheless, investors should be encouraged about the prospects for a gradual return to longer-term financial stability and global growth.”
Closing Comment
In closing, Mr. Kennedy said: “Although the dislocation in the financial markets has affected us, our very strong financial position has helped us manage through the crisis and enabled us to stay focused on our clients. While we continue to be vigilant about controlling expenses, our financial stability allows us to take advantage of attractive growth opportunities, invest in key capabilities including investment professionals and technologies and, most importantly, continue to provide our clients with investment management expertise and high-quality service. We are encouraged by continued investor interest and demand across our diversified investment strategies and distribution channels. Despite the challenges of the past year, the long-term outlook for T. Rowe Price remains strong. Our time-tested disciplined investment process, consistent and competitive performance over time, and dedicated associates continue to add value for our clients and stockholders.”
Other Matters
The financial results presented in this release are unaudited. The company expects that it will file its Form 10-Q Quarterly Report for the second quarter of 2009 with the U.S. Securities and Exchange Commission later today. The Form 10-Q will include more information on the company’s unaudited financial results and sponsored fund investments. It will also include our financial information in the XBRL data format.
Certain statements in this press release may represent “forward-looking information,” including information relating to anticipated changes in revenues, net income and earnings per share on common stock, anticipated changes in the amount and composition of assets under management, anticipated expense levels and expense savings, estimated tax rates, and expectations regarding financial and other market conditions. For a discussion concerning risks and other factors that could affect future results, see the company’s 2008 Form 10-K and 2009 Form 10-Q reports.
Founded in 1937, Baltimore-based T. Rowe Price is a global investment management organization that provides a broad array of mutual funds, subadvisory services, and separate account management for individual and institutional investors, retirement plans, and financial intermediaries. The organization also offers a variety of sophisticated investment planning and guidance tools. T. Rowe Price’s disciplined, risk-aware investment approach focuses on diversification, style consistency, and fundamental research. More information is available at www.troweprice.com.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in millions, except per-share amounts)

	Three months ended		Six months ended
	6/30/2008	6/30/2009	6/30/2008	6/30/2009
Revenues
Investment advisory fees	$495.3	$360.3	$965.4	$667.1
Administrative fees	90.9	81.3	179.7	158.7
Investment income of savings bank subsidiary	1.5	1.9	3.0	3.4

Total revenues	587.7	443.5	1,148.1	829.2
Interest expense on savings bank deposits	1.2	1.3	2.5	2.5

Net revenues	586.5	442.2	1,145.6	826.7

Operating expenses
Compensation and related costs	218.0	199.7	425.4	375.1
Advertising and promotion	20.2	13.7	56.7	36.4
Depreciation and amortization of property and equipment	15.6	16.6	30.6	33.3
Occupancy and facility costs	24.9	24.4	50.0	49.8
Other operating expenses	49.2	33.9	94.2	67.6

	327.9	288.3	656.9	562.2

Net operating income	258.6	153.9	488.7	264.5
Net non-operating investment income (loss)	7.8	7.9	22.1	(28.1)

Income before income taxes	266.4	161.8	510.8	236.4
Provision for income taxes	104.2	61.8	197.1	88.2

Net income	162.2	100.0	313.7	148.2

Earnings per share on common stock
Basic	$.62	$.39	$1.20	$.58

Diluted	$.59	$.38	$1.15	$.57

Dividends declared per share	$.24	$.25	$.48	$.50

Weighted average shares on common stock
Outstanding	259.6	255.2	260.7	255.3

Outstanding assuming dilution	272.2	261.7	272.8	260.2

	Three months ended		Six months ended
	6/30/2008	6/30/2009	6/30/2008	6/30/2009
Investment Advisory Revenues (in millions)
Sponsored mutual funds in the U.S.
Stock and blended asset	$296.8	$195.3	$579.2	$357.3
Bond and money market	52.7	53.5	103.9	103.2

	349.5	248.8	683.1	460.5
Other portfolios	145.8	111.5	282.3	206.6

Total investment advisory fees	$495.3	$360.3	$965.4	$667.1

Average Assets Under Management (in billions)
Sponsored mutual funds in the U.S.
Stock and blended asset	$194.4	$130.0	$189.5	$120.0
Bond and money market	48.2	49.6	47.4	48.5

	242.6	179.6	236.9	168.5
Other portfolios	157.4	121.8	152.6	114.7

	$400.0	$301.4	$389.5	$283.2

	12/31/2008	6/30/2009
Assets Under Management (in billions)
Sponsored mutual funds in the U.S.
Stock and blended asset	$117.9	$137.7
Bond and money market	46.5	51.3

	164.4	189.0
Other portfolios	111.9	126.6

	$276.3	$315.6

Equity securities	$196.9	$227.8
Debt securities	79.4	87.8

	$276.3	$315.6

	Six months ended
	6/30/2008	6/30/2009
Condensed Consolidated Cash Flows Information (in millions)
Cash provided by operating activities, including $44.0 of stock-based compensation and $36.1 of impairments on mutual fund investments	$453.2	$269.8
Cash used in investing activities, including ($65.3) for additions to property and equipment in 2009	(43.2)	(64.5)
Cash used in financing activities, including common stock repurchases of ($58.9) and dividends paid of ($128.0) in 2009	(513.9)	(157.0)

Net change in cash during the period	$(103.9)	$48.3

	12/31/2008	6/30/2009
Condensed Consolidated Balance Sheet Information (in millions)
Cash and cash equivalents	$619.1	$667.4
Investments in sponsored mutual funds	513.5	558.3
Property and equipment	440.1	474.3
Goodwill	665.7	665.7
Accounts receivable and other assets	581.0	590.7

Total assets	2,819.4	2,956.4
Total liabilities	330.6	376.3

Stockholders’ equity, 256.0 common shares outstanding in 2009, including net unrealized holding gains of $50.3 in 2009	$2,488.8	$2,580.1